SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                                     Issuer
                       Pursuant to Rule 13a -16 or 15d -16
                                       of
                       the Securities Exchange Act of 1934


                        Report on Form 6-K of 6 June 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England

          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X   Form 40-F
                                    ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


        Enclosures:  A notification advising of the European Commission approval of the acquisition of The BOC Group by Linde AG.


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


   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 6 JUNE 2006
                  AT 16.33 HRS UNDER REF: PRNUK-0606061631-F96D


European Commission approves acquisition of The BOC Group by Linde AG


On 6 March 2006 Linde AG announced a pre-conditional offer for The BOC Group. The two pre-conditions to the bid were regulatory clearance from the European Commission and from the US competition authorities. The European Commission today announced that, subject to certain conditions that are acceptable to Linde, it has approved the acquisition of BOC by Linde, satisfying the first of these pre-conditions. Linde, supported by BOC, continues working with the anti-trust authorities in the US with a view to the offer being completed before the end of September 2006, in line with Linde's original timetable.

The European Commission's announcement can be found at:

http://europa.eu/rapid/pressReleasesAction.do?reference=IP/06/737&format=HTML&
aged=0&language=EN&guiLanguage=en

The Offer announcement of 6 March 2006 stated that, if the pre-conditions had not been satisfied by 31 May 2006, BOC would be permitted to pay a second interim dividend to BOC shareholders, up to a maximum of 27 pence per BOC share. The amount of the second interim dividend will be equal to 3.375 pence per BOC share for each consecutive period of seven days (but shall not accrue for part of such period), commencing on 1 June 2006 and ending on the earlier of either 26 July 2006 or the date on which Linde announces the satisfaction of the pre-conditions. The board of The BOC Group will declare the amount of the second interim dividend and the timetable for payment following either the date when the pre-conditions have been satisfied or 26 July 2006, whichever is earlier.

Contacts:       Christopher Marsay - Director, Investor Relations, The BOC Group
                01276 477222 (International +44 1276 477222)

                Neil Bennett - The Maitland Consultancy
                020 7379 5151 (International +44 20 7379 5151)

This announcement does not constitute an offer or invitation to purchase any securities. BOC Shareholders are advised to read carefully the formal documentation in relation to the Offer once it has been despatched.



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


                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  June 6, 2006



                                   By:     /s/   Sarah Larkins
                                          --------------------------------------
                                          Name:  Sarah Larkins
                                          Title: Assistant Company Secretary




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